09046007

QRSciences Holdings Ltd

8-10 Hamilton Street
Cannington 6107
Western Australia
T: +61 8 9358 5011
F: +61 8 9358 5022
www.qrsholdings.com

15 April 2009

SEC Mail
Mail Processing
Section

APR 27 2009

Washington, DC
109

SUPPL

By Hand Delivery

U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0302

Re: QRSciences Holdings Limited
U.S. Securities and Exchange Commission File Number 082-34852
Monthly Submission Under Exchange Act Rule 12g3-2(b)

Ladies and Gentlemen:

Attached please find QRSciences Holdings Limited's Rule 12g3-2(b) submission for 12 December 2008 to 25 March 2009, together with an index of the information attached.

Should you have any questions regarding this submission, please feel free to contact Jamie Taylor at + 61 3 9681 9854 or jtaylor@qcctv.com.au

Yours Faithfully,

JH Manning

for Jamie Taylor
Company Secretary

Attachments

Exhibit Index on Page 2

dlw 5/1

SEC file number 082-34852

QRSciences Holdings Limited – Filings with the Australian Stock Exchange from 12 December 2008 to 25 March 2009.

Doc Date	**Headline**	**Pages**
12/12/2008	Change of Director's Interest Notice	2
12/15/2008	Appendix 3B	7
12/15/2008	Spectrum Update – Modification of Agreement	1
12/24/2008	Change of Director's Interest Notice	2
01/23/2009	Appendix 3B	7
01/30/2009	Appendix 4C – Quarterly	6
02/19/2009	QRSciences Strengthen Balance Sheet	1
02/27/2009	Half Yearly Report and Accounts	19
03/05/2009	Change of Director's Interest Notice	2
03/25/2009	Change of Director's Interest Notice	2

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity: QRSciences Holdings Limited
ABN: 27 009 259 876

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Mr Kevin Russeth
Date of last notice	7 August 2008

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	As shown
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	As Shown
Date of change	8 December 2008 and 22 May 2008
No. of securities held prior to change	Indirect – 258,750 Fully paid Ordinary Shares Direct – 2,895,462 Fully paid Ordinary Shares Direct – 166,667 $0.45 Options exp. 30/06/12 Direct – 250,000 Options at $0.15 exp 22/04/10 Direct – 250,000 Options at $0.20 exp 22/04/11
Class	Fully Paid Ordinary Shares and Options
Number acquired	400,523
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$49,340.30

+ See chapter 19 for defined terms.

No. of securities held after change	Indirect – 258,750 Fully paid Ordinary Shares Direct – 3,295,985 Fully paid Ordinary Shares Direct – 166,667 $0.45 Options exp. 30/06/12 Direct – 250,000 Options at $0.15 exp 22/04/10 Direct – 250,000 Options at $0.20 exp 22/04/11
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market trade – 100,000 FPO Shares at $0.035 On-market trade – 300,000 FPO Shares at $0.152801 Upward Adjustment - 523 FPO Shares

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

QRSciences Holdings Limited

ABN

27 009 259 876

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	*** 196,844
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares issued on terms as detailed in the Company's constitution.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes, the Ordinary shares to be issued will rank equally with the existing Ordinary shares.
5	Issue price or consideration	*** $0.02975
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	*** Ordinary shares issued in line with convertible loan agreement
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	15th of December 2008

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
88,394,839	Fully paid ordinary shares
43,035,039 *(**85,000 subject to voluntary restriction of ESP)*	$0.45 Listed Options to acquire fully paid ordinary shares

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
2,575,749	$0.60 Unlisted Options to acquire fully paid ordinary shares exp 30/06/2008
450,000	$0.15 Unlisted Options to acquire fully paid ordinary shares exp 22/04/2010
50,500	$1.00 Unlisted Options to acquire fully paid ordinary shares exp 30/09/2010
450,000	$0.20 Unlisted Options to acquire fully paid ordinary shares expiry 22/04/2011
1,114,384	$0.30 Unlisted Options to acquire fully paid ordinary shares expiry 10/05/2012
906,859	$0.30 Unlisted Options to acquire fully paid ordinary shares expiry 19/10/2012
3,801,547	$0.587 Unlisted Options to acquire fully paid ordinary shares exp 10/05/2014
3,801,547	$0.797 Unlisted Options to acquire fully paid ordinary shares exp 10/05/2014
*7,500,000	*$0.237 Unlisted Options to acquire fully paid ordinary shares exp 10/05/2014
	* These options have now vested in accordance with their terms which are described in the Notice of Meeting announced to the ASX on April 4, 2007.

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

The directors of the Company are unable to state when or if dividends will be paid in the future, as the payment of dividends will depend on the Company's profitability, financial position and cash requirements.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	

15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	

+ See chapter 19 for defined terms.

29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000

100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: (Company Secretary) Date: 15 December 2008

Print name: Jamie Taylor

QRSciences
Holdings Limited

15 December 2008

Spectrum Update: Modification of Agreement

QRSciences Co (QRSC), a wholly owned subsidiary of QRSciences Holdings Ltd which owns 27.6% of the equity in Spectrum San Diego through Series A Preferred stock and a secured Convertible Note for $US 800k that matures on February 28, 2009 has negotiated modified repayment terms with Spectrum that will allow for the retirement of the Convertible Note by scheduled payments to QRSC.

If the note had been converted QRS position in Spectrum would move to 33.4% of the currently outstanding common stock and a fully diluted equity position of approximately 31.3%. Due to the rapidly deteriorating conditions in the capital markets QRSC has made a decision to take payment for the Convertible Note rather than convert into equity.

The note will be paid over the next several months and equates to $USD 929k (approximately $AUD 1.4m at today's exchange rates) with interest and penalties. The first scheduled payment of $US 250k was received today.

QRSC has also advised Spectrum that the option to acquire the remainder of Spectrum will be terminated once the full repayment of the convertible note has been finalised. QRSC and Spectrum are continuing to explore alternatives that will provide the best exit strategy for Spectrum shareholders.

"We are delighted to come to agreement on this matter which will allow both companies to continue focusing on the growth of their respective businesses," says Rick Stokes QRSciences Holdings CEO.

About QRSciences
QRSciences Holdings Limited is based in Melbourne, Victoria with offices in Perth, Western Australia and San Diego, California. Its wholly owned distribution business Q Video Systems is based in Port Melbourne, Australia. The primary commercial focus of the company is the design, development and sale of advanced technology systems, sub-systems, components and software for security related applications. Applications for its technologies and products include the detection of explosives and narcotics, metal detection and imaging, surveillance and monitoring.

For more information on the company please visit www.QRSciences.com or www.qcctv.com.au, phone +61 3 9681 9854 in Australia or +1 (858) 613 8755 in the United States.

Rick Stokes
CEO
QRSciences Holdings Limited

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity: QRSciences Holdings Limited
ABN: 27 009 259 876

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Mr Kevin Russeth
Date of last notice	12 December 2008

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	As shown
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	As Shown
Date of change	22 December 2008
No. of securities held prior to change	Indirect – 258,750 Fully paid Ordinary Shares Direct – 3,295,985 Fully paid Ordinary Shares Direct – 166,667 $0.45 Options exp. 30/06/12 Direct – 250,000 Options at $0.15 exp 22/04/10 Direct – 250,000 Options at $0.20 exp 22/04/11
Class	Fully Paid Ordinary Shares and Options
Number acquired	250,000
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$6,250.00

+ See chapter 19 for defined terms.

No. of securities held after change	Indirect – 258,750 Fully paid Ordinary Shares Direct – 3,545,985 Fully paid Ordinary Shares Direct – 166,667 $0.45 Options exp. 30/06/12 Direct – 250,000 Options at $0.15 exp 22/04/10 Direct – 250,000 Options at $0.20 exp 22/04/11
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market trade – 250,000 FPO Shares at $0.025

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

QRSciences Holdings Limited

ABN

27 009 259 876

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	*** 336,134
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares issued on terms as detailed in the Company's constitution.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes, the Ordinary shares to be issued will rank equally with the existing Ordinary shares.
5	Issue price or consideration	*** $0.02975
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	*** Ordinary shares issued in line with convertible loan agreement
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	22nd January 2009

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	88,730,973	Fully paid ordinary shares
		43,035,039 *(**85,000 subject to voluntary restriction of ESP)*	$0.45 Listed Options to acquire fully paid ordinary shares

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	450,000	$0.15 Unlisted Options to acquire fully paid ordinary shares exp 22/04/2010
		50,500	$1.00 Unlisted Options to acquire fully paid ordinary shares exp 30/09/2010
		450,000	$0.20 Unlisted Options to acquire fully paid ordinary shares expiry 22/04/2011
		1,114,384	$0.30 Unlisted Options to acquire fully paid ordinary shares expiry 10/05/2012
		906,859	$0.30 Unlisted Options to acquire fully paid ordinary shares expiry 19/10/2012
		3,801,547	$0.587 Unlisted Options to acquire fully paid ordinary shares exp 10/05/2014
		3,801,547	$0.797 Unlisted Options to acquire fully paid ordinary shares exp 10/05/2014
		*7,500,000	*$0.237 Unlisted Options to acquire fully paid ordinary shares exp 10/05/2014 * These options have now vested in accordance with their terms which are described in the Notice of Meeting announced to the ASX on April 4, 2007.

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	The directors of the Company are unable to state when or if dividends will be paid in the future, as the payment of dividends will depend on the Company's profitability, financial position and cash requirements.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	

16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	

30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) [X] Securities described in Part 1

(b) [ ] All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 [ ] If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 [ ] If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty
- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: (Company Secretary) Date: 22 January 2009

Print name: Jamie Taylor

+ See chapter 19 for defined terms.

QRSciences Holdings Ltd

5/435 Williamstown Rd,
Port Melbourne
VIC 3207 Australia
T: +61 3 9681 9884
F: +61 3 9646 2049
www.qrsciences.com

For Immediate release to the market

QRSCIENCES HOLDINGS LTD
ASX Code QRS

30 January 2009

APPENDIX 4C

Please find attached Appendix 4C for the Quarter ended 31 December 2008 to be read in conjunction with ASX announcement titled "Quarterly Market Update".

For further information please contact Mr Jamie Taylor, Company Secretary and Chief Financial Officer on 03 9646 9016.

Rule 4.7B

Appendix 4C

Quarterly report for entities admitted on the basis of commitments

Introduced 31/3/2000. Amended 30/9/2001

Name of entity

QRSciences Holdings Limited

ABN	Quarter ended ("current quarter")
27 009 259 876	**31 December 2008**

Consolidated statement of cash flows

	Cash flows related to operating activities		**Current Quarter $A'000**	**Year to date (6months) $A'000**
1.1	Receipts from customers		5,276	9,620
1.2	Payments for	(a) staff costs	(1,112)	(2,070)
		(b) advertising and marketing	(55)	(100)
		(c) research and development	(173)	(290)
		(d) leased assets	(96)	(193)
		(e) other working capital	(4,788)	(9,222)
1.3	Dividends received		-	-
1.4	Interest and other items of a similar nature received		13	24
1.5	Interest and other costs of finance paid		(70)	(132)
1.6	Income taxes paid		-	-
1.7	Other (Grant Income)		413	652
	Net operating cash flows		**(592)**	**(1,710)**

+ See chapter 19 for defined terms.

		Current Quarter $A'000	Year to date (6 months) $A'000
1.8	Net operating cash flows (carried forward)	**(592)**	**(1,710)**
	Cash flows related to investing activities		
1.9	Payment for acquisition of:		
	(a) businesses (item 5)	-	-
	(b) equity investments	-	(114)
	(c) intellectual property	-	-
	(d) physical non-current assets	(8)	(42)
	(e) other non-current assets	-	-
1.10	Proceeds from disposal of:		
	(a) businesses (item 5)	-	-
	(b) equity investments	-	-
	(c) intellectual property	-	-
	(d) physical non-current assets	-	-
	(e) other non-current assets	-	-
1.11	Loans to other entities	-	-
1.12	Loans repaid by other entities	320	320
1.13	Other (provide details if material)	-	-
	Net investing cash flows	**311**	**165**
1.14	**Total operating and investing cash flows**	**(280)**	**(1,545)**
	Cash flows related to financing activities		
1.15	Proceeds from issues of shares, options, etc.	-	-
1.16	Proceeds from sale of forfeited shares	-	-
1.17	Proceeds from borrowings	-	-
1.18	Repayment of borrowings	(130)	(290)
1.19	Dividends paid	-	-
1.20	Other (provide details if material)	-	-
	Net financing cash flows	**(130)**	**(290)**
	Net increase (decrease) in cash held	(410)	(1,835)
1.21	Cash at beginning of quarter/year to date	(312)	1,113
1.22	Exchange rate adjustments to item 1.20	-	-
1.23	**Cash at end of quarter**	**(721)**	**721**

+ See chapter 19 for defined terms.

Payments to directors of the entity and associates of the directors
Payments to related entities of the entity and associates of the related entities

		Current Quarter $A'000
1.24	Aggregate amount of payments to the parties included in item 1.2	23
1.25	Aggregate amount of loans to the parties included in item 1.11	-

1.26 Explanation necessary for an understanding of the transactions

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

None

2.2 Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest

None

Financing facilities available

Add notes as necessary for an understanding of the position. (See AASB 1026 paragraph 12.2).

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities	3,000	1,332
3.2	Credit standby arrangements	-	-

QRSciences Security Pty Ltd has a debtor finance facilities in place with its bankers of AUD $3million.

+ See chapter 19 for defined terms.

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.	**Current Quarter $A'000**	**Previous quarter $A'000**
4.1 Cash on hand and at bank	611	469
4.2 Deposits at call	-	-
4.3 Bank overdraft	(1,332)	(781)
4.4 Other (provide details)	-	-
Total: cash at end of quarter (item 1.22)	(721)	(312)

Acquisitions and disposals of business entities

	Acquisitions *(Item 1.9(a))*	Disposals *(Item 1.10(a))*
5.1 Name of entity		
5.2 Place of incorporation or registration		
5.3 Consideration for acquisition or disposal		
5.4 Total net assets		
5.5 Nature of business		

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act (except to the extent that information is not required because of note 2) or other standards acceptable to ASX.

2 This statement does give a true and fair view of the matters disclosed.

Sign here: [signature] Date: 31 December 2008
(Company secretary)

Print name: Jamie Taylor

+ See chapter 19 for defined terms.

Notes

1. The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2. The definitions in, and provisions of, *AASB 1026: Statement of Cash Flows* apply to this report except for the paragraphs of the Standard set out below.

   - 6.2 - reconciliation of cash flows arising from operating activities to operating profit or loss
   - 9.2 - itemised disclosure relating to acquisitions
   - 9.4 - itemised disclosure relating to disposals
   - 12.1(a) - policy for classification of cash items
   - 12.3 - disclosure of restrictions on use of cash
   - 13.1 - comparative information

3. **Accounting Standards.** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

+ See chapter 19 for defined terms.

QRSciences
Holdings Limited

ASX AND MEDIA RELEASE

19 February, 2009

QRSCIENCES CONTINUE TO BOLSTER BALANCE SHEET

QRSciences Holdings Limited (QRS) today announced that it has offered back to BTG International Limited the patent portfolio that it purchased through the exercise of an option on March 31, 2006 and the subsequent restated purchase agreement entered into on May 30, 2008.

To date the commercial take-up of the QR technology has been limited, and it is the viewpoint of the QRSciences board, that the current commercial climate will not provide a royalty stream associated with this patent portfolio to justify the valuation of the BTG liability.

A write-off was taken on the Company's intellectual property assets in 2007 and 2008, some of which reflected the value of the BTG patent portfolio. The termination of the purchase agreement will virtually eliminate all of QRS's long term debt and immediately reduce long term liabilities by approximately $5m.

The Company plan to continue to progress the technology through contract research and commercial grants and if required will enter into an agreement that better reflects the commercial value and proposition for the technology.

About QRSciences

QRSciences Holdings Limited is based in Melbourne, Victoria with offices in Perth, Western Australia and San Diego, California. Its wholly owned distribution business Q Video Systems is based in Port Melbourne, Australia. The primary commercial focus of the company is the design, development and sale of advanced technology systems, sub-systems, components and software for security related applications. Applications for its technologies and products include the detection of explosives and narcotics, metal detection and imaging, surveillance and monitoring.

For more information on the company please visit www.QRSciences.com or www.qcctv.com.au, phone +61 3 9681 9854.

Rick Stokes
CEO
QRSciences Holdings Limited

QRSciences
Holdings Limited

ASX AND MEDIA RELEASE

27 February 2009

HALF YEARLY UPDATE

QRSciences (ASX:QRS) (QRSNY:PK) today announced its results for the six months ended 31 December 2008. Revenue increased to $ 9.9m, an increase of 11% over the same period last year. The net operating loss of $ 3.746m was an increase of 63% over the same period last year. The main driver in the increased loss was related to foreign currency revaluation of $ 1.751 million.

The devaluation of the Australian Dollar and higher cost of imported goods for the Security Distribution translated into a weaker cash position and tempered results for the half year.

Revenue continued to grow within the Security Distribution business and within Spectrum, QRSciences 27.4% owned asset in the USA. This trend is expected to continue. The QR technology business continues to operate at a near break-even run-rate funded by contract research and product sales.

Cost cutting in the technology business significantly reduced operating expenses over the period. Additional cost cutting and review of operations of individual business units is ongoing and should be completed by the end of the current year.

With stability re-established in the market the Company is positioned to recover significantly in the second half of the year.

The Board and Senior Management of QRSciences continue to believe that the Company's assets are undervalued by the market, and are continuing to work diligently on a plan to unlock and realise that value for shareholders.

About QRSciences

QRSciences Holdings Limited is based in Melbourne, Victoria with offices in Sydney, Brisbane, Perth, and San Diego, California. Its wholly owned distribution business QRSciences Security Pty Ltd is based in Port Melbourne, Australia. The primary commercial focus of the company is the design, development and sale of advanced technology systems, sub-systems, components and software for security related applications. Applications for its technologies and products include the detection of explosives and narcotics, metal detection and imaging, surveillance and monitoring.

For more information on the Company please visit www.QRSciences.com or www.qcctv.com.au, phone +61 3 9681 9854.

Rick Stokes
CEO
QRSciences Holdings Limited

Appendix 4D
Half yearly report
31 December 2008

QRSciences Holdings Limited ABN 27 009 259 876

Results for announcement to the market
Extracts from this report for announcement to the market.

				$A'000
Revenues from ordinary activities	Up	11.02%	to	9,903
Net (Loss) from ordinary activities after tax attributable to members	Up	63.38%	to	(3,746)
Net (Loss) for the period attributable to members	Up	63.38%	to	(3,746)

Dividends	Amount per security	Franked amount per security
Interim dividend	Nil	Nil
Previous corresponding period	Nil	Nil

+Record date for determining entitlements to the dividend: No dividend has been declared or paid.

Brief explanation of any of the figures reported above and short details of any other item(s) of importance not previously released to the market:

Refer attached Half Year financial report

Net Tangible Assets Backing	Current period	Previous corresponding Period
Net tangible asset backing per +ordinary security	(0.24¢)	3.47¢

HALF YEAR FINANCIAL REPORT
31 DECEMBER 2008
ABN 27 009 259 876

QRSciences

Holdings Limited
and controlled entities

QRSciences Holdings Limited
is incorporated in Western Australia

QRSCIENCES HOLDINGS LIMITED
ABN 27 009 259 876
AND CONTROLLED ENTITIES

CORPORATE DIRECTORY

This Half Year Report covers QRSciences Holdings Limited as a consolidated entity comprising QRSciences Pty Ltd and its subsidiary QRSciences Co. (USA) as well as QRSciences Security Pty Ltd (trading as Q Video Systems). The Group's functional presentation currency is AUD ($).

DIRECTORS

Mr Rick Stokes (Chairman)
Mr Kevin Russeth
Mr Robert Halverson (Non-Executive)

CHIEF FINANCIAL OFFICER & COMPANY SECRETARY

Mr Jamie Taylor

REGISTERED OFFICE

5/435 Williamstown Road
Port Melbourne Victoria 3207
Telephone +61 3 9646 9016
Fax +61 3 9646 2049

SHARE REGISTRY

Computershare Investor Services Pty Ltd
Level 2, 45 St George's Terrace
Perth Western Australia 6000
Telephone: +61 8 9323 2000
Facsimile: +61 8 93232033

WEBSITE

www.qrsciences.com

AUDITORS

Moore Stephens
Chartered Accountants
Level 3, 12 St George's Terrace
Perth Western Australia 6000
Telephone: +61 8 9225 5355
Facsimile: +61 8 9225 6181

BANKERS

National Australia Bank Limited
49 Malop Street
Geelong Victoria 3220

SOLICITORS

Pullinger Readhead Lucas
Level 2, 50 Kings Park Road
West Perth Western Australia 6005
Telephone: +61 9320 4999
Facsimile: +61 9220 4900

STOCK EXCHANGE

Australian Stock Exchange
Exchange Plaza
2 The Esplanade
Perth Western Australia 6000

ASX CODE

QRS - Ordinary Shares
QRSNY.PK - U.S. ADR's

QRSCIENCES HOLDINGS LIMITED
ABN 27 009 259 876
AND CONTROLLED ENTITIES

Directors' Report

The Directors present their report together with the consolidated financial report of QRSciences Holdings Limited and its controlled entities ("QRSciences" or "the Company") for the half-year ended 31 December 2008 and the Independent Review Report thereon.

Directors

The names of Directors who held office during or since the end of the half year:

Mr Kevin Lee Russeth

Mr Robert Halverson (Non-Executive)

Mr Rick Stokes (Chairman)

Mr Ray Schoer (Resigned October 5 2008)

Results from Operations

The consolidated operating loss of the economic entity amounted to $ 3.746 Million.

Review of Operations & Principal Activities

QRSciences Holdings Ltd through its wholly owned subsidiaries develops, designs and sells advanced technology and security solutions.

- The sales revenue of the a subsidiary QRSciences Security Pty Ltd, unit grew to $ 8.894 Million up 8.5% from the same period last year, the business unit posted a loss of $ 328 K in the first half of FY08, down from the profit of $ 466 K in the same period last year. The primarily driver of the loss was from the devaluation of the Australian Dollar and the general slowdown in activity in the Commercial Security Industry in Australia. Cash flows were similarly affected with the decline in the Australian dollar and higher input costs for imported products. The affect of the Australian Dollar decline is seen in the consolidated P&L with a foreign currency loss of $ 1.751 Million for the period.

- The distribution business has still maintained its market position albeit in a very difficult environment and is confident of much improved results for the second half of the year.

- The QR (Quadrupole Resonance) business unit continues to be funded primarily on Government research grant income and the board will continue to look for opportunities for the business in the form of product sales and grant income. The Company has a revenue backlog of $665k for the remainder of 2009 and is expecting further contracts to be announced before year end.

- The Board and Senior Management of the Company continue to see a disconnection between the value of the Company's assets and the current market capitalization of the Company and are taking aggressive steps to address this matter.

- Due to the turmoil in the financial markets the Company decided to abandon plans to acquire the remainder of Spectrum San Diego (Spectrum). The Company will maintain its 27.6% stake holding. The likelihood of a successful capital raising to raise the required funds would have been to dilutive and more than likely not even possible given current market conditions. Spectrum is currently operating at a near breakeven run rate and is rapidly transitioning to profitability as it rolls out its Cast*Scope* product through a $42M IDIQ (Indefinite Delivery Indefinite Quantity) order received from the Transportation Security Administration (TSA). Spectrum also continues to grow through ongoing sales from the Sentry*Scope™* and Sentry*Chroma*™ combined product line, as well as the fully funded Car*Scan* project. The CarScan product will be demonstrated to potential customers and government officials during the fourth quarter most notably at Force Protection Equipment Demonstration (FPED) in Washington DC in April. The initial reaction from the market is very positive on this new product.

The Board and Senior Management of QRSciences continue to believe that the Company's assets are undervalued by the market, and are continuing to work diligently on a plan to unlock and realise that value for shareholders.

Events Occurring After Balance Date

The following events occurred after the balance date of the accounts, being;

The Company announced that it offered back to BTG International Limited the patent portfolio that it purchased through the exercise of an option on March 31, 2006 and the subsequent restated purchase agreement entered into on May 30, 2008.

A write-off was taken on the Company's intellectual property assets in 2007 and 2008, some of which reflected the value of the BTG patent portfolio. The termination of the purchase agreement will virtually eliminate all of QRS's long term debt and immediately reduce long term liabilities by approximately $ 8.629 Million.

This decision increases the net asset position for QRSciences to $ 11.023 Million.

Auditor's Declaration

The lead auditor's independence declaration under section 307C of the Corporations Act 2001 is set out on page 16 for the half year ended 31 December 2008.

Rounding

The Company is of a kind referred to in ASIC Class Order 98/100 dated 10 July 1996 and, in accordance with that Class Order, amounts in the financial report and Directors' report have been rounded off to the nearest thousand dollars, unless otherwise stated.

This report is signed in accordance with a resolution of the Board of Directors.

Mr Rick Stokes
Director
Dated this 27th day of February 2009

QRSCIENCES HOLDINGS LIMITED
ABN 27 009 259 876
AND CONTROLLED ENTITIES

CONSOLIDATED INTERIM INCOME STATEMENT
for the half year ended 31 December 2008

	Note	Consolidated Entity	
		31 December 2008 $'000	31 December 2007 $'000
Revenues from ordinary activities	2	9,903	8,920
Cost of goods sold		(6,685)	(5,895)
Materials and consumables used		(15)	(10)
FX Losses		(1,751)	-
Employee benefits expense		(1,950)	(2,892)
Consulting expenses		(365)	(388)
Borrowing expense		(1,114)	(85)
Travel expense		(187)	(150)
Legal expenses		(123)	(140)
Rental expenses		(225)	(236)
Directors Fees		(65)	(76)
Patent Costs		(45)	(289)
Depreciation and amortisation expense		(83)	(498)
Bad & doubtful debts		(313)	26
Advertising		(141)	(60)
Insurance Costs		(51)	(93)
Accounting & secretarial		(165)	(60)
Other expenses from ordinary activities		(504)	(678)
Loss before income tax		(3,879)	(2,604)
Income tax (expense)/revenue		133	317
Loss after income tax expense	3	(3,746)	(2,287)
Loss attributable to members of the parent entity		(3,746)	(2,287)
Total changes in equity other than those resulting from transactions with owners as owners		(3,746)	(2,287)
Basic earnings per share (cents per share)		(4.24)	(2.68)
Diluted earnings per share (cents per share)		(2.51)	(1.55)

The accompanying notes form part of these financial statements.

QRSCIENCES HOLDINGS LIMITED
ABN 27 009 259 876
AND CONTROLLED ENTITIES

CONSOLIDATED INTERIM BALANCE SHEET
as at 31 December 2008

	Note	Consolidated Entity	
		31 December 2008 $'000	30 June 2008 $'000
CURRENT ASSETS			
Cash assets		609	1,120
Prepayments		116	95
Inventories		5,125	4,472
Trade and other receivables		4,549	4,145
TOTAL CURRENT ASSETS		**10,399**	**9,832**
NON-CURRENT ASSETS			
Intellectual property		2,606	1,872
Other financial assets		185	110
Receivables		-	861
Investments accounted for using the equity method		3,453	2,314
Property, plant and equipment		533	561
Deferred tax assets		433	299
TOTAL NON-CURRENT ASSETS		**7,210**	**6,017**
TOTAL ASSETS		**17,609**	**15,849**
CURRENT LIABILITIES			
Trade and other payables		2,561	2,848
Interest-bearing liabilities		2,917	1,601
Provisions		454	459
Other Payables		489	270
TOTAL CURRENT LIABILITIES		**6,422**	**5,178**
NON-CURRENT LIABILITIES			
Interest-bearing liabilities		653	935
Other Payables		8,140	5,115
TOTAL NON-CURRENT LIABILITIES		**8,793**	**6,050**
TOTAL LIABILITIES		**15,215**	**11,228**
NET ASSETS		**2,394**	**4,621**
EQUITY			
Contributed equity	6	69,459	69,285
Share Option Reserve		52	52
Foreign Currency Translation Reserve		524	(821)
Retained Profit / (losses)		(67,641)	(63,895)
TOTAL EQUITY		**2,394**	**4,621**

The accompanying notes form part of these financial statements.

QRSCIENCES HOLDINGS LIMITED
ABN 27 009 259 876
AND CONTROLLED ENTITIES

CONSOLIDATED INTERIM STATEMENT OF CHANGES IN EQUITY
For the half year ended 31 December 2008

	$000	$000	$000	$000	$000	$000
	Contributed Equity			Retained Profits/ (Losses)	Foreign Currency Translation Reserve	Total
	Ordinary	Pref B	Options			
Balance at *1.7.2007*	59,324	-	-	(29,955)	(377)	28,992
Shares issued during the period	9,821	-	-	-	-	9,821
Adjustments from translation of foreign controlled entities	-	-	-	-	(106)	(106)
Loss attributable to members of parent entity	-	-	-	(2,287)	-	(2,287)
Sub-total	69,145	-	-	(32,242)	(483)	36,420
Dividends paid or provided for		-	-	-	-	-
Balance at *31.12.2007*	69,145	-	-	(32,242)	(483)	36,420
Balance at *1.7.2008*	69,285	-	52	(63,895)	(821)	4,621
Shares issued during the period	174	-	-	-	-	174
Adjustments from translation of foreign controlled entities	-	-	-	-	1,345	1,345
Loss attributable to members of parent entity	-	-	-	(3,746)	-	(3,746)
Sub-total	69,459	-	52	(67,641)	524	2,394
Dividends paid or provided for		-	-	-	-	-
Balance at *31.12.2008*	69,459	-	52	(67,641)	524	2,394

The accompanying notes form part of these financial statements.

QRSCIENCES HOLDINGS LIMITED
ABN 27 009 259 876
AND CONTROLLED ENTITIES

CONSOLIDATED INTERIM STATEMENT OF CASH FLOWS
for the half year ended 31 December 2008

	Note	Consolidated Entity 31 December 2008 $'000	31 December 2007 $'000
CASH FLOWS FROM OPERATING ACTIVITIES			
Receipts from customers		9,620	9,632
Payments to suppliers and employees		(11,875)	(13,107)
Interest received		24	36
Borrowing costs		-	-
Interest paid		(132)	(47)
Grant Receipts		652	32
Net cash provided by (used in) operating activities		(1,710)	(3,454)
CASH FLOWS FROM INVESTING ACTIVITIES			
Payment for controlled entity (net of cash acquired)		(114)	-
Purchase of property, plant and equipment		(42)	(53)
Loans repaid by others		320	
Loans to other entities		-	(314)
Net cash provided by (used in) investing activities		165	(367)
CASH FLOWS FROM FINANCING ACTIVITIES			
Proceeds from issue of shares		-	9,957
Repayment of borrowings		(290)	(3,843)
Other – Convertible Note Interest		-	(910)
Proceeds from borrowings		-	278
Net cash provided by (used in) financing activities		(290)	5,482
Net increase/(Decrease) in cash held		(1,835)	1,661
Cash at beginning of half year		**1,113**	**(137)**
Effect of exchange rates on cash holdings in foreign currencies		-	(72)
Cash at 31 Dec 2008		**(721)**	**1,452**
Reconciliation of Cash			
Cash at Bank		609	1,452
Bank Over Draft		(1,330)	-
		(721)	**1,452**

The accompanying notes form part of these financial statements.

NOTES TO THE FINANCIAL STATEMENTS FOR THE HALF YEAR ENDED 31 DECEMBER 2008

NOTE 1: BASIS OF PREPARATION

The half year consolidated financial statements are a general purpose financial report prepared in accordance with the requirements of the *Corporations Act 2001*, Accounting Standard AASB 134: Interim Financial Reporting, and other authoritative pronouncements of the Australian Accounting Standards Board (including Australian Accounting Interpretations).

This half-year financial report does not include all the notes of the type normally included in an annual financial report. It is recommended that this half-year financial report be read in conjunction with the 30 June 2008 annual financial report and any public announcements made by the company and its controlled entities during the half-year in accordance with any continuous disclosure obligations arising under the Corporations Act 2001. These half year consolidated financial statements were approved by the Board of Directors on 27th February 2009.

This financial report is presented in Australian dollars and all values are rounded to the nearest thousand dollars ($'000) unless otherwise stated under the option available in ASIC Class Order 98/100.

a) Significant accounting policies

These consolidated half-year financial statements have been prepared using the same accounting policies as used in the annual financial statements for the year ended 30 June 2008.

b) Principles of Consolidation

The consolidated half year financial statements comprise the financial statements of QRSciences Holdings Limited and its controlled entities.

A controlled entity is any entity controlled by QRSciences Holdings Limited. Control exists where QRSciences Holdings Limited has the capacity to dominate the decision-making in relation to the financial and operating policies of another entity so that the other entity operates with QRSciences Holdings Limited to achieve the objectives of QRSciences Holdings Limited.

All intercompany balances and transactions between entities in the economic entity, including any unrealised profits have been eliminated on consolidation. Where a controlled entity has entered or left the economic entity during the year its operating results have been included from the date control was obtained or until the date control ceases.

c) Changes in accounting policies

New/revised standards and interpretations applicable for the years commencing 1 July 2008 have been reviewed and it was determined that changes were not required to the existing accounting policies adopted by QRSciences Holdings Limited. Certain Australian Accounting Standards have recently been issued or amended but are not yet effective and have not been adopted by the group for the interim reporting period. The directors have not yet assessed the impact of these new or amended standards (to the extent relevant to the group) and interpretations.

NOTES TO THE FINANCIAL STATEMENTS FOR THE HALF YEAR ENDED 31 DECEMBER 2008

NOTE 1: BASIS OF PREPARATION

d) Going Concern

The financial report has been prepared on the going concern basis, which contemplates continuity of normal business activities and realization of assets and settlement of liabilities in the ordinary course of business. The going concern of the consolidated entity is dependent upon it maintaining sufficient funds for its operations and commitments. The directors continue to monitor the ongoing funding requirements of the company and the consolidated entity. The directors are confident that sufficient funding can be secured if required to enable the consolidated entity to continue as a going concern and as such are of the opinion that the financial report has been appropriately prepared on a going concern basis.

NOTES TO THE FINANCIAL STATEMENTS FOR THE HALF YEAR ENDED 31 DECEMBER 2008

	Consolidated Entity 31 December 2008 $'000	31 December 2007 $'000
NOTE 2 OPERATING REVENUE		
Operating Activities:		
Interest received	57	35
Trading income	9,028	8,515
Other revenue	818	370
Total Revenue	9,903	8,920
NOTE 3 OPERATING PROFIT BEFORE INCOME TAX		
Operating profit has been arrived at after including:		
Income		
Sales revenue	9,028	8,515
Interest received/receivable from Other entities	57	35
	9,085	8,550
Expenses		
Borrowing expenses paid/due and payable to: — Other persons	1,114	85
Depreciation of property, plant and equipment	83	104
Amortisation of Intellectual Property	-	393
Total amount charged for depreciation, Amortisation or diminution in value of assets	83	497
Auditors remuneration	24	35
Lease rental expenses — operating leases	225	236

NOTE 4 ACQUISITION OF SUBSIDIARIES

There were no acquisitions or disposals of controlled entities during the half year.

NOTE 5 SEGMENT INFORMATION

	CCTV Equipment Sales		QRS Sales & Services		Consolidated	
	2008 $000	2007 $000	2008 $000	2007 $000	2008 $000	2007 $000
Segment Revenue	8,894	8,198	134	317	9,028	8,515
Unallocated other income	120	344	753	61	873	405
Total Revenue	9,014	8,542	887	378	9,902	8,920
Segment Result	(328)	784	(3,418)	(3,071)	(3,746)	(2,287)

NOTE 6 CONTRIBUTED EQUITY

	31 December 2008 $'000
a) 88,394,839 (30.6.08: 86,252,374) Ordinary Shares Fully Paid	69,459
(a) Movements During the Period	
Ordinary Issued and fully paid Share Capital	
Opening balance at the beginning of the reporting period (86,252,374 FPO)	69,285
• Issue of 138,400 fully paid ordinary shares - Trafalgar Capital (Jul 08)	10
• Issue of 210,084 fully paid ordinary shares – Trafalgar Capital (Jul 08)	15
• Issue of 198,059 fully paid ordinary shares – Trafalgar Capital (Jul 08)	15
• Issue of 205,925 fully paid ordinary shares – Trafalgar Capital (Aug 08)	15
• Issue of 209,474 fully paid ordinary shares – Trafalgar Capital (Aug 08)	15
• Issue of 104,672 fully paid ordinary shares – Trafalgar Capital (Aug 08)	10
• Issue of 550,000 fully paid ordinary shares – Wakabayashi per IR Contract (Sep 08)	72
• Issue of 93,487 fully paid ordinary shares – Trafalgar Capital (Oct 08)	5
• Issue of 235,520 fully paid ordinary shares – Trafalgar Capital (Nov 08)	11
• Issue of 196,844 fully paid ordinary shares – Trafalgar Capital (Dec 08)	6
Closing balance at the end of the reporting period 88,394,839 FPO Shares	69,459

NOTES TO THE FINANCIAL STATEMENTS FOR THE HALF YEAR ENDED 31 DECEMBER 2008

NOTE 7 CONTINGENT LIABILITIES

There are no material contingent liabilities at balance date or at the date of completion of these financial statements.

NOTE 8 EVENTS SUBSEQUENT TO REPORTING DATE

The following events occurred after the balance date of the accounts, being;

- The Company announced that it offered back to BTG International Limited the patent portfolio that it purchased through the exercise of an option on March 31, 2006 and the subsequent restated purchase agreement entered into on May 30, 2008. A write-off was taken on the Company's intellectual property assets in 2007 and 2008, some of which reflected the value of the BTG patent portfolio. The termination of the purchase agreement will virtually eliminate all of QRS's long term debt and immediately reduce long term liabilities by approximately $ 8.629 Million. This decision increases the net asset position for QRSciences to $ 11.023 Million.

QRSCIENCES HOLDINGS LIMITED
ABN 27 009 259 876
AND CONTROLLED ENTITIES

DIRECTORS' DECLARATION

In the opinion of the directors,

1. The financial statements and notes of the consolidated entity are in accordance with the Corporations Act 2001, including:

    a. complying with Accounting Standard AASB 134: Interim Financial Reporting and the Corporations Regulations 2001; and

    b. giving a true and fair view of the consolidated entity's financial position as at 31 December 2008 and of its performance for the half year ended on that date.

2. There are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.

This declaration is made in accordance with a resolution of the Board of Directors.

Dated this 27th day of February 2009.

Rick Stokes
DIRECTOR

MOORE STEPHENS

Partners
Syd Jenkins
Neil Pace
Ray Simpson
Suan-Lee Tan
Ennio Tavani
Dino Travaglini

AUDITOR'S INDEPENDENCE DECLARATION
TO THE DIRECTORS OF QRSCIENCES HOLDINGS LIMITED

As lead auditor for the review of QRSciences Holdings Limited and its controlled entities for the half year ended 31 December 2008, I declare that, to the best of my knowledge and belief, there have been:

(a) no contraventions of the auditor independence requirements as set out in the *Corporations Act 2001* in relation to the review, and

(b) no contraventions of any applicable code of professional conduct in relation to the review.

This declaration is in respect of QRSciences Holdings Limited and its controlled entities during the period.

Suan-Lee Tan
Partner

Moore Stephens
Chartered Accountants

Dated in Perth, this 27th day of February 2009.

Moore Stephens ABN 75 368 525 284
Level 3, 12 St Georges Terrace, Perth, Western Australia, 6000
Telephone: +61 8 9225 5355 Facsimile: +61 8 9225 6181
Email: perth@moorestephens.com.au Web: www.moorestephens.com.au

MOORE STEPHENS

Partners
Syd Jenkins
Neil Pace
Ray Simpson
Suan-Lee Tan
Ennio Tavani
Dino Travaglini

INDEPENDENT REVIEW REPORT TO THE MEMBERS OF QRSCIENCES HOLDINGS LIMITED

Report on the Half-Year Financial Report

We have reviewed the accompanying half-year financial report of QRSciences Holdings Limited and its controlled entities ("the consolidated entity"), which comprises the balance sheet as at 31 December 2008, and the income statement, statement of changes in equity and the cash flow statement for the half-year ended on that date, a summary of significant accounting policies, other selected explanatory notes and the directors' declaration of the consolidated entity comprising the company and the entities it controlled at half year's end or from time to time during the half year.

Directors' Responsibility for the Half-Year Financial Report

The directors of the consolidated entity are responsible for the preparation and fair presentation of the half-year financial report in accordance with Australian Accounting Standards (including the Australian Accounting Interpretations) and the Corporations Act 2001. This responsibility includes designing, implementing and maintaining internal control relevant to the preparation and fair presentation of the half-year financial report that it is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor's Responsibility

Our responsibility is to express a conclusion on the half-year financial report based on our review. We conducted our review in accordance with Auditing Standard on Review Engagements ASRE 2410: "Review of an Interim Financial Report Performed by the Independent Auditor of the Entity", in order to state whether, on the basis of the procedures described, we have become aware of any matter that makes us believe that the financial report is not in accordance with the Corporation Act 2001 including: giving a true and fair view of the consolidated entity's financial position as at 31 December 2008 and its performance for the half-year ended on that date; and complying with Accounting Standard AASB 134: "Interim Financial Reporting" and the Corporations Regulations 2001. As the auditor of QRSciences Holdings Limited and its controlled entities, ASRE 2410 requires that we comply with the ethical requirements relevant to the audit of the financial report.

A review of the half-year financial report consists of making enquiries, primarily of persons responsible for the financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Australian Auditing Standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Independence

In conducting our review, we have complied with the applicable independence requirements of the Corporations Act 2001

Conclusion
Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the half-year financial report of QRSciences Holdings Limited and its controlled entities is not in accordance with the Corporations Act 2001, including:

(i) giving a true and fair view of the consolidated entity's financial position as at 31 December 2008 and of its performance for the half-year ended on that date; and

(ii) complying with Accounting Standard AASB 134: "Interim Financial Reporting" and the Corporations Regulations 2001.

Material uncertainty regarding continuation as a going concern

Without qualification to the opinion expressed above, attention is drawn to the following matters:

As referred to in Note 1 to the financial statements, the financial statements have been prepared on the going concern basis. For the half year ended 31 December 2008, the consolidated entity had incurred a loss of $3.74 million and a net cash outflow from operating activities of $1.7 million. The ability of the consolidated entity to continue as a going concern is dependent on it being able to; obtain sufficient funding, generate value from its asset base and achieve cost savings. Should the consolidated entity be unable to continue as a going concern, it may be required to realise its assets and extinguish its liabilities other than in the normal course of business and at the amounts other than as stated in the financial report.

Suan-Lee Tan
Partner

Moore Stephens
Chartered Accountants

Dated in Perth, this 27th day of February 2009.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity: QRSciences Holdings Limited
ABN: 27 009 259 876

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Mr Kevin Russeth
Date of last notice	22 December 2008

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	As shown
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	As Shown
Date of change	05 March 2009
No. of securities held prior to change	Indirect – 258,750 Fully paid Ordinary Shares Direct – 3,545,985 Fully paid Ordinary Shares Direct – 166,667 $0.45 Options exp. 30/06/12 Direct – 250,000 Options at $0.15 exp 22/04/10 Direct – 250,000 Options at $0.20 exp 22/04/11
Class	Fully Paid Ordinary Shares and Options
Number acquired	* 351,786
Number disposed/Cancelled	** 250,000 Options at $0.15 exp 22/04/10 *** 250,000 Options at $0.20 exp 22/04/11
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	* $6,250.00 ** $0.00 *** $0.00

+ See chapter 19 for defined terms.

No. of securities held after change	Direct – 4,156,521 Fully paid Ordinary Shares Direct – 166,667 $0.45 Options exp. 30/06/12
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	* On-market trade – 351,786 FPO Shares at $0.03 ** Cancellation of Options *** Cancellation of Options

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity: QRSciences Holdings Limited
ABN: 27 009 259 876

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Mr Kevin Russeth
Date of last notice	5 March 2009

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	As shown
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	As Shown
Date of change	25 March 2009
No. of securities held prior to change	Direct – 4,156,521 Fully paid Ordinary Shares Direct – 166,667 $0.45 Options exp. 30/06/12
Class	Fully Paid Ordinary Shares and Options
Number acquired	* 150,000 FPO Shares
Number disposed/Cancelled	** 166,667
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	* $4,350.00 ** $666.67

+ See chapter 19 for defined terms.

No. of securities held after change	Direct – 4,306,521 Fully paid Ordinary Shares
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	* On-market trade – 150,00 FPO Shares at $0.029 ** Sale of Options – 166,667 Options at $0.004

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	